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                                                                    Exhibit 10.6


April, 1999

Mr. Gary Hannah
1250 Squire Drive
Manotick, Ontario
K4M 1B8

Dear Gary,

This letter constitutes our offer to you of the position of President and Chief Executive Officer of ThinWeb Software Inc. (herein referred to as the Corporation). As President and Chief Executive Officer, all functions of the Corporation will report to you. You will be positioned in Ottawa and will report directly to the Board of Directors, of which you will also be a member of as Director. As discussed with you, we expect you to have a close working partnership with the technical and administrative leadership of the Company, perhaps in the form of a Management Committee.

Your base compensation with be C$200,000 per year reviewed annually by the Compensation Committee of the Board. Salary increases and bonuses will be tied to performance measured against corporate objectives which you participate in setting.

Should you be terminated for reasons other than cause, you will be paid a severance of one years annual salary. Annual salary means the sum of:

(i) the annual salary payable by the Corporation at the Date of Termination or as at the end of the month immediately preceding the month in which termination occurs (the "Prior Month"), whichever is greater, and if an annual salary has not been established, it shall be calculated by multiplying the monthly salary in effect for the Prior Month by 12, and

(ii) the aggregate amount of all remuneration, salaries, bonuses and benefits (including, without limitation, health, dental and disability coverage) not included in clause (i) above that the board of directors of the Corporation acting reasonably estimates would be payable to the Executive during the 12 month period following the termination of the Executive's employment by the Corporation assuming: )1) the employment of the Executive was not terminated during such period; and (2) the Executive benefited from and participated in such remuneration, salaries, bonuses and benefits on a basis consistent with practices in effect for senior executives of the Corporation immediately prior to the Date of Termination;

(iii) if, at the Date of Termination, there were any memberships in any clubs, social or athletic organizations paid for by the Corporation that were for the regular use of the executive at the Date of Termination, the Corporation will not take any action to terminate such memberships but need not renew any such membership that expires; and

(iv) the Corporation shall pay to the Executive all outstanding and accrued vacation pay to the Date of Termination.

In addition to salary and bonuses as described above, you will be invited to participate in the Corporations stock option plan. Options will be set by the Board and will be vested subject to meeting certain specified objectives which you will participate in setting. Although it is not possible at this stage to quantify your option position, you expect, as the most senior officer of the Corporation, to have the largest single option position of any employee. The total amount of Options available will be according to generally approved industry standards.

ThinWeb does not yet have policies with respect to paid holidays and health benefits. As President, you will assist in establishing such policies and to participate in them. A C$600 car allowance will be paid monthly in addition to reimbursement for all work-related business expenses.
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You will also have a 7% equity interest in ThinWeb as a private corporation prior to the Corporation going public. We will endeavor to make this transaction non taxable in your hands but any tax which should become payable will be your responsibility. Your equity position will translate into the equivalent interest in the public company at the time that it goes public. These shares will vest to you as follows: 2% upon your assuming the position as President; 2.5% on the first anniversary date of your assuming your role as President; and a further 2.5% on the second anniversary date.

If as President your employment is terminated by the Corporation other than for Just Cause, Disability, retirement or death, the Corporation shall ensure that all options to acquire common shares of the Corporation held by you on the Date of Termination shall continue to vest and be exercisable for the full period during which the Executive is compensated by the Corporation. As of the last day of such period, the executive shall have 30 days to exercise all vested options. On the 31st day, all unexercised options vested or unvested are cancelled. Notwithstanding the foregoing, all options held by the Executive, whether then vested or not, shall immediately become exercisable (and shall remain exercisable for the period of thirty day following the Date of Termination in the event that the Executive's employment is terminated by the Corporation (other than for Just Cause, Disability or Death) within one year following: the acquisition by any third party of greater than 50% of the then issued and outstanding common shares.

As an employee shareholder of the Corporation, you will be invited to participate in a three year pooling agreement covering the disposition of your shares. The terms of this pooling agreement will be exactly the same for all employee shareholders in the private company. You may participate in the initial sale of shares which is contemplated in the going public process. Your exact participation in this sale and details of the three year pooling agreement will be negotiated with you prior to the completion of this transaction.

We understand that you will be unavailable for work-related items from June 14, 1999 to June 25, 1999 for personal reasons. We would appreciate your response to this offer as soon as possible and should you decide to join ThinWeb, we would like to set an early start date with you. We look forward to working with you in the building of a successful and exciting software company.

Yours truly,


Bryan MacLean
ThinWeb Software Inc.

I agree and accept these terms.

Signed: Gary Hannah
Dated: April 7, 1999